Cache, Inc.
                                  1440 Broadway
                            New York, New York 10018


                                                   May 1, 2008




Mr.Steve Lo
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: CACHE, INC. FORM 10-K FILING FOR FISCAL YEAR ENDED DECEMBER 29, 2007 FILED ON MARCH 13, 2008 SEC FILE NO. 000-10345

Dear Mr. Lo,

Cache, Inc. (the "Company") is responding to the letter dated April 17, 2008 (the "Staff Comment Letter"), concerning the above-referenced Form 10-K filed by the Company. We have reviewed the comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") and respectfully submit our responses below. For your convenience, the comments are restated below in italics, with our responses following.

PRODUCTION, SOURCING AND DISTRIBUTION, PAGE 6

    1. WE NOTE THAT YOU ANTICIPATE PURCHASES FROM THIRD PARTY VENDORS TO APPROXIMATE 25% OF YOUR TOTAL PURCHASES IN FISCAL 2008. PLEASE CLARIFY FROM WHOM YOU ANTICIPATE PURCHASING THE OTHER 75%, AS IT APPEARS THAT YOU WILL PURCHASE THE REMAINING AMOUNTS FROM RELATED-PARTY VENDORS. IN ADDITION, DESCRIBE IN MORE DETAIL THE DIRECT-SOURCING OF MERCHANDISE THAT YOU MENTION ON PAGE 5.

Historically, all of our goods have been purchased from unrelated third party vendors. Prior to the acquisition of Adrienne Victoria Designs ("AVD"), goods acquired from AVD by the Company were sourced by AVD on our behalf from third party manufacturers unaffiliated with both us and AVD. AVD sourced the materials for the goods and arranged for their manufacture, but did not engage in any manufacturing. In July 2007, we acquired AVD and, as a result, AVD's operations were incorporated into our business and AVD ceased to be a separate vendor that sourced goods on our behalf. The 25% of goods that are anticipated to be purchased from third party vendors in 2008 refers to finished goods that we expect to purchase from manufacturers and vendors with whom AVD had no relationship prior to the acquisition. For 2008, the Company anticipates purchasing 25% of its goods to be sold from third party vendors and to produce the remaining 75% of goods through its own direct sourcing relationships.

As indicated above, direct sourcing involves sourcing materials and arranging for the manufacture of goods, as opposed to purchasing finished goods from a vendor.

Given that all of our goods continue to be manufactured by unaffiliated third parties, we respectfully request that we be permitted to clarify our disclosure relating to product sourcing in future filings.


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDERS MATTERS,
PAGE 19

    2. PLEASE PROVIDE A PERFORMANCE GRAPH PURSUANT TO ITEM 201(E) OF REGULATION S-K.

Instruction 7 to Item 201(e) states that "the information required by paragraph
(e) of this Item need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant's proxy or information statement relating to an annual meeting of security holders...." Further, in the Staff's interpretations of Rule 201 dated March 13, 2007, the Staff specifically states that the performance graph is not required to be included in Form 10-K (see Question 5.05) but is only required to be provided in the aforementioned annual report. We intend to include the performance graph in the annual report "wrap" that is sent to our shareholders in connection with our annual meeting and therefore have not included the performance graph in our Form 10-K in accordance with the instructions to Item 201(e) and the Staff's interpretations thereof.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 22

    3. PLEASE PROVIDE YOUR DISCUSSION AND ANALYSIS WITH RESPECT TO THE LILLIE RUBIN EXIT COSTS IN FISCAL YEARS 2006 AND 2007. REFER TO SAB TOPIC 5:P.4. FOR ADDITIONAL GUIDANCE.

We note that the discussion and analysis of the exit costs for Lillie Rubin are contained in Note 8 on page F-20. We therefore respectfully request that we be permitted to also include this disclosure in our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section (the "MD&A") in future filings.

RESULTS OF OPERATIONS, PAGE 29

52 WEEKS ENDED DECEMBER 29, 2007 (FISCAL 2007) COMPARE TO 52 WEEKS ENDED DECEMBER 30, 2006 (FISCAL 2006), PAGE 29

    4. WE NOTE THAT THE DECREASE IN NET SALES WAS PRIMARILY DUE TO THE DECREASE IN COMPARABLE STORE SALES AND SUCH DECREASE WAS OFFSET BY ADDITIONAL NET SALES FROM NON-COMPARABLE STORES AND WHOLESALE SALES RECORDED BY THE AVD DIVISION. PLEASE EXPAND YOUR DISCUSSION AND ANALYSIS TO DESCRIBE THE PRIMARY BUSINESS REASONS UNDERLYING THESE FLUCTUATIONS.

The decrease in comparable store sales was primarily due to lower foot traffic in the fourth quarter that resulted from the overall softer economic environment, coupled with management's decision to reduce the frequency and volume of product catalogue mailings to the Company's customers. During fiscal 2006, Cache mailed approximately 4.0 million catalogues during fourth quarter whereas in fiscal 2007 we mailed approximately 1.7 million catalogues, a 58% reduction from last year. The decrease in net sales was also due to the exclusion of Lillie Rubin business that had been included in fiscal 2006 and discontinued during fiscal year 2006 as mentioned in our "Results of Operations" paragraph on page 29 of our Form 10-K, and was offset in part by the inclusion of wholesale sales of our recently-acquired AVD, business, as also stated in our "Results of Operations" paragraph. We note that we have disclosed the foregoing in certain of our press releases and on our earnings calls, which are available on our website, www.cache.com. As these fluctuations are in significant part the result of non-recurring business decisions (i.e. the discontinuance of our Lillie Rubin business and the acquisition of AVD) both of which we have discussed in more detail previously, we therefore respectfully request that we be permitted to expand this disclosure in future periodic reports in a manner consistent with our prior public statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-10

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-10

    5. PLEASE DISCLOSE YOUR ACCOUNTING POLICY RELATED TO THE ALLOWANCE FOR DOUBTFUL ACCOUNTS.

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in existing accounts receivable. The allowance is determined based on historical write-off experience and the current retailer environment. We regularly review the allowance for doubtful accounts. Balances over 90 days past due and over a specified amount are reviewed individually for collectability; other balances are considered on an aggregate basis considering the aging of balances.

Account balances are written off against the allowance when it is probable the receivable will not be recovered. There is no off-balance sheet credit exposure related to our customers. Management believes that the risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts.

For fiscal 2007, the amount of receivables over 90 days old and the reserve established were both immaterial. This amount was included as part of the sales allowance reserve, which was provided in supplemental schedules on page F-29. We therefore respectfully request that we be permitted to disclose this accounting policy relating to the allowance for doubtful accounts in future filings.

MARKETABLE SECURITIES, PAGE F-10

     6. PLEASE DISCLOSE THE FAIR VALUE OF YOUR MARKETABLE SECURITIES. REFER TO PARAGRAPH 20 OF SFAS 115 FOR ADDITIONAL GUIDANCE.

The fair value of our marketable securities totaled $50,824,184, which is approximately $12,000 higher than the aggregate amount reported on the balance sheet under "Cash and equivalents" and "Marketable securities." Given the immaterial difference, we respectfully request that we be permitted to include the requested disclosure in future filings.

INVENTORY, PAGE F-11

     7. WE NOTE THAT YOU RECORD INVENTORY MARKDOWNS DUE TO CHANGES IN FASHION AND STYLE. PLEASE DISCLOSE THE CHARGES TO THE INCOME STATEMENTS FROM WRITEDOWNS FROM COST TO MARKET. REFER TO PARAGRAPH 14 OF CHAPTER 4 OF ARB 43.

ARB 43 Chapter 4, paragraph 14 states "When substantial and unusual losses result from the application of this rule it will frequently be desirable to disclose the amounts of the loss in the income statement as a charge separately identified from the consumed inventory costs described as COST OF GOODS SOLD."

The Company takes markdowns in the regular course of business, as is standard with most retailers. The markdowns are recorded on the retail inventory method. We have reviewed ARB 43 Chapter 4, paragraph 14 and do not believe that disclosure is required under that paragraph because the level of markdowns taken was neither substantial nor created unusual losses and did not result in material variances in the gross profit percentage reported.


GIFT CARDS, GIFT CERTIFICATES AND CREDITS, PAGE F-12

    8.     PLEASE ADDRESS THE FOLLOWING RELATED TO YOUR ACCOUNTING FOR GIFT
           CARDS:

        A. WE NOTE THAT YOU RECOGNIZED $2.4 MILLION OF BREAKAGE INCOME AS A RESULT OF TRANSFERRING ALL EXISTING OBLIGATIONS RELATED TO GIFT CARDS TO A SUBSIDIARY. TELL US WHY THE TRANSFER OF THE OBLIGATIONS RESULTED IN THE RECOGNITION OF BREAKAGE INCOME AND HOW YOU DERIVED THE AMOUNT OF BREAKAGE INCOME TO BE $2.4 MILLION.

The transfer of all existing obligations related to gift cards to our new subsidiary did not create breakage income of $2.4 million. Breakage income was recognized because we determined that the Company did not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction as abandoned property. We determined breakage income using historical gift card redemption data that spanned 3.5 years. We respectfully request that we be permitted to clarify the disclosure on how breakage income is recognized in future filings through the inclusion of the explanation provided above.


        B. WE NOTE IN THE FOURTH PARAGRAPH ON PAGE 9 THAT YOU BEGAN SELLING GIFT CARDS IN THE SECOND HALF OF 2006. EXPLAIN TO US WHY YOU BELIEVE YOU HAD SUFFICIENT COMPANY-SPECIFIC HISTORICAL EXPERIENCE TO DETERMINE BREAKAGE PATTERNS TO RECOGNIZE BREAKAGE INCOME IN THE THIRD QUARTER OF 2006 WHEN YOU BEGAN SELLING GIFT CARDS IN THE SAME PERIOD.

We began selling plastic gift cards and using plastic merchandise credit cards during the second half of 2006, which replaced paper-based gift certificates and merchandise credits. Paper gift certificates and merchandise credits were used over a number of years until the second half of 2006. Breakage income was determined based on the history of the paper-based gift certificates. Because functionally they act the same as plastic gift cards, we refer to them as "gift cards".

        C. DISCLOSE WHETHER YOUR GIFT CARDS EXPIRE, AND IF SO, DESCRIBE WHEN THEY EXPIRE.

Our gift cards do not expire. We therefore respectfully request that we be permitted to clarify this in future filings in the discussion of our accounting policy for gift cards.

        D. WE NOTE THAT YOU DETERMINE GIFT CARD BREAKAGE INCOME BASED UPON HISTORICAL REDEMPTION PATTERNS. DISCLOSE A DESCRIPTION OF THE REDEMPTION PATTERNS, AND DESCRIBE WHEN YOU DETERMINE THAT REDEMPTION IS REMOTE BASED ON THOSE PATTERNS.

Breakage income was determined based on the redemption patterns and the remaining unredeemed percentage at the end of our historical data of 3.5 years. We used historical data of issuances and redemptions for 3.5 years to calculate an average redemption rate. We noticed that the gift cards redeemed at a higher percentage rate in the first two quarters subsequent to the issue date, and then redeemed at a lower rate thereafter. Redemptions of gift cards range from 64% in the first quarter to 0.03% in the fourteenth quarter subsequent to the issue date, resulting in an average of approximately 95% redeemed or 5% unredeemed gift cards over the historical data of 3.5 years. We have determined that redemption would be remote based on the fact that, by the fourteenth quarter since issue date, the redemption rate approximated 0%, indicating that the probability of such cards to be redeemed is remote. As such, we have recorded breakage income based upon this 5%, which is continually reviewed on a quarterly basis for propriety. We respectfully request that we be permitted to expand this disclosure in future filings.

        E. DISCLOSE THE AMOUNT OF DEFERRED REVENUE RELATED TO UNREDEEMED GIFT CARDS, OR TELL US WHERE YOU HAVE THE DISCLOSED THE AMOUNT.

We note that the amount of deferred revenue related to unredeemed gift cards is included in Note 6 - Accrued Liabilities, as a component of "Other customer deposits and credits." The amount was $3,840,000. We respectfully request that we be permitted to disclose this as: "Gift cards, Merchandise credit cards and Other customer deposits and credits" in future filings.

ACQUISITION OF ADRIENNE VICTORIA DESIGNS, INC., PAGE F-17

    9. WE NOTE THAT YOU ACQUIRED CERTAIN ASSETS OF ADRIENNE VICTORIA DESIGNS, INC. ("AVD") AND ACCOUNTED FOR THE ACQUISITION AS A PURCHASE BUSINESS COMBINATION UNDER SFAS 141. PLEASE TELL US HOW YOU APPLIED THE GUIDANCE PROVIDED BY EITF 98-3 IN DETERMINING THAT THE ASSETS PURCHASED CONSTITUTED A BUSINESS.

EITF 98-3 states in paragraph 6 that "[t]he task force reached a consensus that the guidance below should be used to evaluate whether a business has been received in a NONMONETARY exchange transaction." EITF 98-3 was therefore not applicable to the acquisition of AVD because there was a monetary exchange to acquire certain assets and activities/processes of AVD (please see Note 5 on page F-17 and the response to question 1).

    10. WE NOTE THAT AVD WAS YOUR LARGEST VENDOR PRIOR TO YOUR ACQUISITION OF IT. PLEASE TELL US HOW YOU ACCOUNTED FOR THE PREEXISTING RELATIONSHIP BETWEEN YOU AND AVD UNDER EITF 04-1. IN YOUR RESPONSE, TELL US HOW YOU ADDRESSED THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 8 OF EITF 04-1.

EITF 04-1 sets forth several criteria for determining how to account for preexisting relationship. Each criterion is analyzed below.

"Issue 1 - Whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thus requiring accounting separate from the business combination."

           RESPONSE:
           We and AVD had no preexisting relationships except for our general liability that arose from our purchase of goods from AVD in the ordinary course of business, which liability was settled and paid for in full as a separate payment from the payment for the acquisition of AVD. There was no reduction in amounts due to AVD as a result of the transaction.

"Issue 2 - How the effective settlement of an executory contract in a business combination should be measured."

           RESPONSE:
           We did not enter into an executory contract or long-term purchase agreements with AVD at any time during our relationship with them prior to the acquisition.

"Issue 3 - Whether the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer's recognized or unrecognized intangible assets should be included in the measurement of the settlement amount or included as part of the business combination."

           RESPONSE:
           We did not grant AVD any rights to use any of our recognized or unrecognized intangible assets at any time during our relationship with them prior to the acquisition.

"Issue 4 - Whether the acquirer should recognize, apart from goodwill, an acquired entity's intangible asset(s) that, before the business combination, arose solely from the acquired entity's contractual right to use the acquirer's recognized or unrecognized intangible asset(s)."

           RESPONSE:
           No intangible asset arose because AVD had no contractual right to use our recognized or unrecognized intangible assets at any time nor did we have any right to use AVD's assets at any time prior to the acquisition.

"Issue 5 - Whether it is appropriate for an acquirer to recognize a settlement gain in conjunction with the effective settlement of a lawsuit or an executory contract in a business combination."

           RESPONSE:
           We did not have to recognize a settlement gain in conjunction with the settlement of a lawsuit or an executory contract as these items did not exist upon execution of the purchase agreement.

The disclosure requirements of paragraph 8 of EITF 04-1 are described below, together with the manner in which we satisfied each disclosure requirement.

"a. The nature of the preexisting relationship."

           RESPONSE:
           AVD was disclosed as our largest vendor in Note 5 and in "Item 1. Business -- Production, Sourcing and Distribution" on page 6.

"b. The measurement of the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount."

           RESPONSE:
           The settlement amount of the preexisting relationship consisted only of a general liability that arose from the purchase of goods in the ordinary course of business. This was included as a component of our "Accounts Payable" balance in our Form 10-Q filing for the period ended June 30, 2007. The amount outstanding at that time was $6,827,123.

"c. The amount of any settlement gain or loss recognized and its classification in the statement of operations."

           RESPONSE:
           No settlement gain or loss was recognized, therefore no disclosure was required.

                                      * * *

           We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and (iv) the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings or in response to comments on filings.

           If you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to call me at (212) 575-3206.

                                            Sincerely,

                                            /s/ Margaret Feeney
                                            -------------------
                                            Margaret Feeney
                                            Executive Vice President and Chief
                                            Financial Officer
                                            Cache, Inc.